Exhibit 3.1

Certificate of Amendment to

Amended and Restated Bylaws of

Cypress Semiconductor Corporation

Cypress Semiconductor Corporation (the “Company”), a Delaware corporation, does hereby certify:

1.	That, on May 14, 2010, the Company’s Board of Directors adopted a resolution, pursuant to Article IX of the Company’s Amended and Restated Bylaws, to amend the Company’s Amended and Restated Bylaws.

2.	That, Section 3.2(a) (Number of Directors) of the Amended and Restated Bylaws is hereby deleted and replaced with the following:

The Board of Directors shall consist of eight persons until changed by a proper amendment of this Section 3.2.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this May 14, 2010.

/s/ Brad W. Buss
Brad W. Buss, Corporate Secretary